February 28, 2007

Room 4561

Mr. Ronald J. Fior
Chief Financial Officer and Vice
 President, Finance
Callidus Software Inc.
160 West Santa Clara Street, Suite 1500
San Jose, CA 95113

>**Re:** **Callidus Software Inc.**
>**Form 10-K for Fiscal Year Ended December 31, 2005**
>**Filed March 28, 2006**
>**File No. 000-50463**

Dear Mr. Fior:

We have reviewed your response to our comment letter dated December 20, 2006 in connection with the above referenced filings and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Period Ended September 30, 2006

Controls and Procedures, page 38

1.   We note your response to prior comment 5 where you indicate that your chief executive officer and chief financial officer concluded that the errors corrected during the quarter ended September 30, 2006 were "immaterial and that the existence of the errors was not the result of a material failure of [y]our disclosure controls and procedures." Tell us how you considered the provisions of SAB 99 for each affected quarterly period in arriving at this conclusion.

* * * * * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Tamara Tangen, Senior Staff Accountant, at (202) 551-3443, or the undersigned at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief